FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  June 25, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: UPDATE BRUCE A'S REACTORS dated 25 June 2003



UPDATE REGARDING DELAYED RESTART OF BRUCE 'A'S TWO REACTORS

Further to its announcement of 13 June 2003 regarding the anticipated dates for the re-start of Units 3 and 4 at Bruce A, British Energy has been notified by Bruce Power that there will be further delays in the timing of the restart of Units 3 and 4.

Bruce Power has informed British Energy that all required submissions in respect of Unit 4 have been made to the Canadian Nuclear Safety Commission, and that regulatory approval to the restart of Unit 4 is expected shortly. However Bruce Power no longer expects to achieve the restart of Unit 4 by 30 June 2003.

Furthermore, as a result of this delay, Bruce Power has notified British Energy that it now expects Unit 3 will not restart by 30 July 2003.

Under the terms of the sale and purchase agreement announced in December 2002, if the restart of the two Units is delayed beyond 15 June 2003 and 1 August 2003 respectively, subject to certain exceptions, the consideration of C$50M per Unit payable to British Energy decreases on a sliding scale falling to zero after 9 months delay.

A further announcement will be made in due course.


CONTACTS

Andrew Dowler        0207 831 3113          Financial Dynamics (Media Enquiries)
Paul Heward          01355 262 201          (Investor Relations)


Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 25, 2003                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations